Exhibit 99.(p)(23)

Bahl & Gaynor, Inc - Code of Ethics 2015 Changes	2015 Code of Ethics Compliance Manual Updates

2015 CODE OF ETHICS COMPLIANCE MANUAL UPDATES

1.	Code of Conduct

Personal Trading

Trading and Review

Review Process: Added "shorter or"; Standard 7 days restrictions but it could be restricted shorter or longer and that is communicated to everyone - 6th bullet point down

2.	Code of Conduct

Electronic Media and Social Media Policy

Enhanced the P&P to address Company Rules and Regulations for Social Media, addressed Mobile Devices/PDA Policy, Email and Other Electronic Communications:

Issue

All B&G employees are bound by the Code of Conduct, which is based around three core principals, Integrity, Competence and Confidentiality. The Code of Conduct should be adhered to when engaging in any public relations practices. These core principals are to be applied to all elements of communications including electronic media and social media activity.

As an SEC Registered firm B&G has to follow strict regulations that affect the ability to use Social Media in our efforts for Marketing.

•    SEC Regulation S-P - (Client Privacy)

•    SEC Rule 206(4)-1(a) - (Advertising and Marketing)

•    SEC Rule 204 (a) - (Maintaining Books and Records)

B&G employees means all partners, principals, professionals, staff members, interns and temporary employees of B&G.

B&G must ensure that the use of these communications maintains our integrity and reputation while minimizing actual or potential regulatory and legal risks, whether used inside or outside the workplace. It is the right and duty of B&G to protect itself and its employees from unauthorized disclosure of information. B&G’s electronic and social media policy includes rules and guidelines for company authorized and personal forms of electronic and social media.

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Bahl & Gaynor, Inc - Code of Ethics 2015 Changes	2015 Code of Ethics Compliance Manual Updates

B&G has invested a significant amount of resources to use a third party provider that allows B&G to comply with the current SEC Rules and Regulations when using electronic and social media as a marketing tool. B&G has engaged Global Relay, Communications., Inc., 233 South Wacker Drive, 84th Floor, Chicago, IL 60606. Global Relay Archive captures B&G's income, internal and outgoing electronic messages in real time, including email, instant messages, Bloomberg, and social media messages (Facebook, LinkedIn and Twitter). An auditable, evidentiary-quality copy of each message is created, which is then indexed, serialized and time/date stamped. This process securely organizes and preserves B&G's intellectual business assets, reducing the risks of lost or deleted messages.

Policy - Company Rules and Regulations Social Media

B&G is in the process of implementing a Company LinkedIn page as well as an Company Twitter page. This policy and procedure section will be updated as this process progresses.

Mobile Devices/PDA Policy

This policy addresses the use of mobile devices (e.g.. blackberries, smart-phones, iPhones, etc.) for company business use. Employees are permitted to use mobile devices for B&G business provided they advise the CCO of their intent to do so and provided such devices are password protected and employees exercise precaution with respect to its safekeeping (e.g.., prevention of loss or ability to be stolen). In addition, employees who use mobile devices for B&G business should note that the use of these devices are subject to the B&G's Code of Ethics policy; such that employees are required to conduct him or herself with integrity, honesty and professionalism. Furthermore, employees should be aware that email communications will be captured and monitored in accordance with B&G policies.

•	Text messaging containing investors information is strictly prohibited.
•	B&G reserves the right to rescind or prohibit an employee's use of personal mobile devices at any time with or without notice.
•	Employees are required to inform the CCO immediately if any device is lost or stolen.
•	B&G maintains the right to remotely "wipe clean" data contained on any lost or stolen mobile device or in the event that the employee should leave B&G, or at any other times that deem to be necessary.
◦	In the event that your device is "wipe clean", this will remove B&G as well as personal data from the device.

Email and Other Electronic Communications

Email and other electronic communications are an important method of communication. It is the responsibility of every B&G employee to maintain a standard of high professional conduct in all such communications. Our policy covers electronic communications for B&G, to or from our investors, and includes any electronic communications within B&G's network system).

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Bahl & Gaynor, Inc - Code of Ethics 2015 Changes	2015 Code of Ethics Compliance Manual Updates

Personal use of B&G's e-mail and any other electronic system is strongly discouraged. All communications are stored on our systems and may be reviewed by either the CCO or potentially the Securities and Exchange Commission as part of their examinations of B&G.

All business, and investor related electronic communications must be on B&G's systems, and use of personal email addresses or other personal electronic communications for B&G or investor communications is absolutely prohibited.

All of B&G employee's have an initial responsibility to be familiar with and follow B&G's e-mail policy with respect to their individual e-mail and electronic communications.

The CCO has the overall responsibility for monitoring electronic communications and reporting potential or actual compliance and regulatory issues. The CCO is also responsible for establishing electronic record retention systems and verifying the accurate retention of these communications.

3.	Code of Conduct

Serving as Officers, Trustees and/or Directors of Outside Organizations Removed

William F. Ball as a Board member of LCAV

4.	Code of Conduct

Client Privacy and Identity Theft

Included Identity Theft (Regulation S-ID) into the policy:

REGULATION S-ID

Issue

Due to the significance increase of identity theft within the industry, the SEC adopted Identity Theft Red Flag Rules (Regulation S-ID) on May 20, 2013 (with a compliance date of November 20, 2013). The rule requires an investment adviser that hold transaction accounts and they have the ability to direct payments or transfers from an individual's account to third parties upon the individual's instruction. B&G only take these types of instructions with client written instruction with client signature for each event. However, B&G realizes that as a best practice, B&G should have in place a procedure to verify such request from clients, to assess the extent to which its clients are at risk with respect to identity theft, and adopt procedures designed to identify situations where B&G may be contacted by an unauthorized person masquerading as an individual investor with the intent of withdrawing assets from the account.

B&G has identified that there may be several ways that information can be compromised.

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Bahl & Gaynor, Inc - Code of Ethics 2015 Changes	2015 Code of Ethics Compliance Manual Updates

•	Malware - This type of intrusion is used by attackers to disrupt computer operations, gather sensitive information, or gain access to private computer systems
•	Phishing - This is used in an attempt to acquire information such as usernames, passwords, and credit card details by masquerading as a trustworthy entity in an electronic communication
•	Social Engineering - This is manipulating people into performing actions or divulging confidential information by electronic fraud
•	Dumpster Diving - This provides access for a would-be theft to a client's personal information without shredding the documents, a thief may retrieve this information from our waste management facilities
•	Pretext Calling - Employees may be deceived by pretext calling, defi as an information broker or identity thief calling B&G while pretending to be a client, and may even use bits of a client's personal information to maintain the deception
•	Insider Access - Employees may be responsible for identity theft through more direct means. Insider access to information allows a dishonest employee to sell consumers' personal information or to use it for fraudulent purposes

Procedures

B&G has implemented a two-step verification process for any transaction request from clients:

•	If a request is received from a client electronically a phone call must be placed to verify the request to the phone number on record
•	If a request is received from a client via phone and the person who is taking the request is unfamiliar with the client then a follow-up call to the client to the phone number on record should be made and the client must reconfirm the request, along with a request to the client to send in written communication for the request

In addition to this two step process employees should be aware of how their actions may expose our clients to the dangers of identity theft:

•	When providing copies of information to others, employees should make sure that nonessential information is removed and the nonpublic personal information that has no relevance to the transaction is either removed or masked
•	When disposing of paper documents, the documents with client identifying information should be placed in one of the securer shred bins on site or manually shredded
•	Employees should make absolutely certain that they confirm the identity of the client on the phone before divulging any personal account information
•	B&G prohibits the display of Social Security Numbers on any document that are widely seen by others
•	If an employee's action is cause for identity theft or if client personal information is used for fraudulent purposes these actions are cause for immediate termination of employment and may subject the employee to civil and criminal liability

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Bahl & Gaynor, Inc - Code of Ethics 2015 Changes	2015 Code of Ethics Compliance Manual Updates

Training is also essential in identifying potential threats, not only for employees but as well as clients. Information is communicated to the employees when new threat sources have been identified to the public and new ideas are discussed to prevent such intrusion at B&G. Client communication in the form of a letter, newsletter or email blast reminding clients of potential threats is a good training tool for clients. B&G's Chief Information Officer is essential in the process of training employees and clients.

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